Exhibit 1

Operating and Financial Review for the period ended 30 June 2016

Six months ended June 2016 compared with six months ended June 2015

Introduction

Certain Non-GAAP measures included in this operating and financial review have been derived from amounts calculated in accordance with IFRS but are not themselves IFRS measures. They should not be viewed in isolation as alternatives to the equivalent IFRS measure, rather they should be read in conjunction with the equivalent IFRS measure. These include constant currency, pro-forma (‘like-for-like’), headline PBIT (Profit Before Interest and Taxation), net sales margin, headline PBT (Profit Before Taxation), headline EBITDA (Earnings before Interest, Taxation, Depreciation and Amortisation), headline operating costs, billings, estimated net new billings, free cash flow, and net debt and average net debt, which we define, explain the use of and reconcile to the nearest IFRS measure on pages 11 to 15.

Management believes that these measures are both useful and necessary to present herein because they are used by management for internal performance analyses; the presentation of these measures facilitates comparability with other companies, although management’s measures may not be calculated in the same way as similarly titled measures reported by other companies; and these measures are useful in connection with discussions with the investment community.

Review of Group results

Revenues

Billings were up 9.3% at £25.319 billion, and up 6.3% in constant currency. Estimated net new business billings of £1.930 billion ($2.992 billion) were won in the first half of the year against £1.301 billion ($2.082 billion) in the same period last year. Generally, the Group continues to benefit from consolidation trends in the industry, winning assignments from existing and new clients, including several very large industry-leading advertising, media and digital assignments, the full benefit of which will be seen reflected in Group revenue later in 2016 and into 2017, although two recent losses have checked progress. Having said that, one of these losses, in particular, opens up a significant competitive restricted category for parts of our advertising and media investment management sector in the United States and Mexico.

Revenue was up 11.9% at £6.536 billion. Revenue on a constant currency basis was up 8.9% compared with last year, the difference reflecting the continuing weakness of the pound sterling against the US dollar and the euro, particularly more recently, following the United Kingdom decision to exit the European Union.

On a like-for-like basis, which excludes the impact of acquisitions and currency, revenue was up 4.3% in the first half, with net sales up 3.8%, with the gap compared to revenue growth reversing in the second quarter, as the impact of the Group’s investment in technology had an increasingly positive impact on net sales and as data investment management direct costs reduced. In the second quarter, like-for-like revenue was up 3.5%, lower than the first quarter’s 5.1%, giving 4.3% for the first half, with net sales significantly stronger at 4.3%, following 3.2% in the first quarter, giving 3.8% for the first half, against comparatives of 4.9% and 2.3% for revenue and net sales respectively, in 2015.

Despite GDP growth in the 3.0-3.5% range with little inflation and consequent lack of pricing power, client data continues to reflect some increase in advertising and promotional spending – with the former tending to grow faster than the latter, which from our point of view is more positive – across most of the Group’s major geographic and functional sectors. Quarter two saw a continuation of the relative strength of advertising spending in fast moving consumer goods, especially. Nonetheless, clients understandably continue to demand increased effectiveness and efficiency, i.e. better value for money.

Operating profitability

Profit before interest and taxation was down 29.2% to £570 million. Headline EBITDA was up 13.7% to £889 million, up 9.5% in constant currency. Headline PBIT was up 14.9% to £769 million from £669 million, up 10.3% in constant currency. As has been noted before, our profitability tends to be more skewed to the second half of the year compared with some of our competitors.

Net sales margins were up 0.4 margin points at 13.7%, up 0.3 margin points in constant currency, in line with the Group’s full year margin target of a 0.3 margin points improvement, on a constant currency basis. On a like-for-like basis, net sales margins were also up 0.3 margin points.

Given the significance of data investment management revenue to the Group, with none of our direct parent company competitors significantly present in that sector, net sales remain a much more meaningful measure of competitive comparative top line and margin performance. Net sales is a more appropriate measure because data investment management revenue includes pass-through costs, principally for data collection, on which no margin is charged and with the growth of the internet, the process of data collection becomes more efficient. In addition, the Group’s media investment management sub-sector is increasingly buying digital media as principal and as a result, the subsequent billings to clients have to be accounted for as revenue, as well as billings. Thus, revenue and revenue growth rates will tend to increase, although net sales and net sales growth will remain unaffected and the latter will present a clearer picture of underlying performance. Because of these two significant factors, the Group, whilst continuing to report revenue and revenue growth, focuses even more on net sales and the net sales margin.

Net sales margins, before all incentives, were 15.9%, up 0.4 margin points, compared with 15.5% last year. The Group’s staff costs to net sales ratio, including incentives, fell by 0.1 margin points to 65.4% compared with 65.5% in the first half of 2015. This continues to reflect good staff costs to net sales ratio management, through better control of the growth of staff numbers and salary and related costs, as compared to net sales, than in the first half of 2015.

Operating costs

Operating costs increased by 18.5% to £5,040 million. In the first half of 2016, headline operating costs increased by 10.3% and were up by 7.7% in constant currency, compared with net sales up 11.0% and constant currency net sales growth of 8.1%. Staff costs, excluding all incentives, were down 0.1 margin points at 63.2% of net sales and flat in constant currency. Incentive costs amounted to £121.6 million or 14.0% of headline PBIT before incentives and income from associates (excluding exceptional gains/losses), compared to £111.6 million last year, or 14.8%, an increase of £10.0 million or 9.0%. Target incentive funding is set at 15% of headline PBIT, excluding share of results of associates (excluding exceptional gains/losses) and before bonus, maximum at 20% and in some instances super-maximum at 25%. Severance costs were £29.7 million versus £15.9 million for the same period last year. Variable staff costs were 6.2% of revenue and 7.2% of net sales, at the higher end of historical ranges and, again, reflecting good staff cost management and continued flexibility in the cost structure.

On a like-for-like basis, the average number of people in the Group, excluding associates, was 131,239 in the first half of the year, compared to 131,047 in the same period last year, a slight increase of 0.1%. On the same basis, the total number of people in the Group, excluding associates, at 30 June 2016 was 133,902, up 0.3% compared to 133,474 at 30 June 2015. This reflected, partly, the transfer of approximately 250 staff to IBM in the first half of 2016, the second phase of the strategic partnership agreement and IT transformation programme. Since 1 January 2016, on a like-for-like basis, the number of people in the Group has increased by 0.7% or over 900 at 30 June 2016 (including the staff transferred to IBM), and also reflecting the continued caution by the Group’s operating companies in hiring and the usual seasonality of a relatively smaller absolute first half in comparison to the second half. On the same basis revenue increased 4.3%, with net sales up 3.8%.

Exceptional gains and investment write-downs

In the first half of 2016, the Group had net exceptional losses of £122 million, relating primarily to the write down of its investment in comScore, which has not released any financial statements in relation to its 2015 results, due to an internal investigation by their Audit Committee. Following the announcement of the internal investigation, the market value of comScore fell below the Group’s carrying value. The effect of the write down is to reverse the net gains recognised by the Group in 2014 and 2015 on the disposal of assets to comScore. The Group continues to monitor the position and welcomes the most recent management changes, although remains puzzled as to why the audit investigation has taken so long, remains unresolved and has proved so costly. It expects the situation to be resolved early on, in the second half of 2016, when comScore should announce the results of its investigation.

Interest and taxes

Net finance costs, finance income less finance costs, (excluding the revaluation of financial instruments) were £79.0 million compared to £73.4 million in the first half of 2015, an increase of £5.6 million, or 7.6%, reflecting higher levels of average net debt, partly offset by lower funding costs and more efficient management of cash pooling. The weighted average debt maturity is now 9 years, with a weighted average interest rate of 3.4% at 30 June 2016 versus 4.0% at 30 June 2015.

The tax rate on profit before tax rose by 18.4% to 33.7% (2015 15.3%), largely because certain exceptional losses in the period were not tax deductible compared to minimal tax on exceptional gains last year.

Earnings and dividend

Profit before tax fell by 40.1% to £425 million from £710 million, or down 45.5% in constant currency. This reflected the significant difference between the net exceptional losses of £121.6 million, principally the comScore write-down, in the first half of 2016, compared with the net exceptional gains of £202.5 million in the first half of last year. Excluding these exceptional items, profit before tax would be up 7.8%. Headline profit before tax was up 15.8% to £690 million from £596 million and up 11.7% in constant currency.

Profits attributable to share owners fell by 56.6% to £246 million from £566 million, again reflecting the impact of exceptional items. In constant currency, profits attributable to share owners fell by 62.5%.

Diluted earnings per share fell by 56.0% to 18.9p from 43.0p and by 62.0% in constant currency, as a result of the net exceptional charges in the first half of 2016, compared with the net exceptional gains in the first half of last year.

The Board declared an interim dividend of 19.55p per share, an increase of 22.9%. The record date for the interim dividend is 7 October 2016, payable on 7 November 2016.

Regional review

The pattern of revenue and net sales growth differed regionally. The following tables give details of revenue and net sales, revenue and net sales growth, as well as the proportion of Group revenues and net sales by region for the second quarter and first half of 2016. Headline PBIT and net sales margin by region are provided in note 6 of Exhibit 2.

Revenue analysis

	Three months ended 30 June 2016	Reported revenue change three months ended 30 June 2016	Constant currency revenue change three months ended 30 June 2016	Like-for-like revenue change three months ended 30 June 2016	As a % of total Group revenue three months ended 30 June 2016	Three months ended 30 June 2015	As a % of total Group revenue three months ended 30 June 2015
	£m					£m
N. America	1,250	10.8%	3.9%	2.2%	36.1%	1,128	36.9%
United Kingdom	475	7.4%	7.4%	3.5%	13.7%	443	14.5%
W. Cont. Europe	726	21.6%	12.3%	6.2%	21.0%	596	19.5%
AP, LA, AME, CEE[1]	1,009	13.6%	13.9%	3.4%	29.2%	889	29.1%
Total Group	3,460	13.2%	8.8%	3.5%	100.0%	3,056	100.0%

[1]	Asia Pacific, Latin America, Africa & Middle East and Central & Eastern Europe

	Six months ended 30 June 2016	Reported revenue change six months ended 30 June 2016	Constant currency revenue change six months ended 30 June 2016	Like-for-like revenue change six months ended 30 June 2016	As a % of total Group revenue six months ended 30 June 2016	Six months ended 30 June 2015	As a % of total Group revenue six months ended 30 June 2015
	£m					£m
N. America	2,440	12.7%	6.4%	4.4%	37.3%	2,164	37.1%
United Kingdom	927	7.8%	7.8%	4.1%	14.2%	860	14.7%
W. Cont. Europe	1,342	17.4%	10.8%	5.4%	20.5%	1,143	19.6%
AP, LA, AME, CEE	1,827	9.3%	11.6%	3.4%	28.0%	1,672	28.6%
Total Group	6,536	11.9%	8.9%	4.3%	100.0%	5,839	100.0%

Net sales analysis

	Three months ended 30 June 2016	Reported net sales change three months ended 30 June 2016	Constant currency net sales change three months ended 30 June 2016	Like-for-like net sales change three months ended 30 June 2016	As a % of total Group net sales three months ended 30 June 2016	Three months ended 30 June 2015	As a % of total Group net sales three months ended 30 June 2015
	£m					£m
N. America	1,084	12.7%	5.7%	4.0%	36.4%	962	36.7%
United Kingdom	400	7.3%	7.3%	3.4%	13.4%	373	14.2%
W. Cont. Europe	604	20.3%	11.1%	6.2%	20.3%	503	19.2%
AP, LA, AME, CEE[1]	890	13.5%	14.1%	3.8%	29.9%	784	29.9%
Total Group	2,978	13.6%	9.4%	4.3%	100.0%	2,622	100.0%
[1] Asia Pacific, Latin America, Africa & Middle East and Central & Eastern Europe

	Six months ended 30 June 2016	Reported net sales change six months ended 30 June 2016	Constant currency net sales change six months ended 30 June 2016	Like-for-like net sales change six months ended 30 June 2016	As a % of total Group net sales six months ended 30 June 2016	Six months ended 30 June 2015	As a % of total Group net sales six months ended 30 June 2015
	£m					£m
N. America	2,103	12.0%	5.8%	4.0%	37.6%	1,877	37.2%
United Kingdom	775	7.2%	7.2%	3.3%	13.8%	723	14.3%
W. Cont. Europe	1,112	15.3%	8.9%	4.3%	19.9%	965	19.1%
AP, LA, AME, CEE	1,604	8.7%	11.2%	3.5%	28.7%	1,476	29.4%
Total Group	5,594	11.0%	8.1%	3.8%	100.0%	5,041	100.0%

North America like-for-like revenue increased 2.2% in the second quarter, with like-for-like net sales growth stronger at 4.0%, slightly higher than the first quarter, as parts of the Group’s Advertising and Media Investment Management businesses investment in technology generated a higher growth rate in net sales compared to revenue, along with growth in data investment management. As a result, like-for-like revenue and net sales growth rates in the first half were similar at 4.4% and 4.0% respectively. Advertising and Media Investment Management showed the strongest growth in the second quarter, with Data Investment Management, Public Relations and Public Affairs and Branding & Identity all growing stronger in the second quarter, with parts of the Group’s healthcare businesses continuing to be more challenged.

United Kingdom like-for-like revenue, perhaps reflecting pre-Brexit vote uncertainties, was up 3.5%, slower than the first quarter growth of 4.7%, as the Group’s Media Investment Management businesses grew less strongly, although still double digit, together with parts of the Group’s Data Investment Management and public relations and public affairs businesses, which were also slower. Net sales overall showed a similar pattern to revenue, up slightly to 3.4% like-for-like in the second quarter, compared with 3.2% in the first quarter, with parts of the Group’s advertising, Data Investment Management and healthcare businesses stronger than the first quarter.

Western Continental Europe, which remains patchy from a macro-economic point of view, showed considerable improvement in the second quarter, with like-for-like revenue growth up 6.2% in the second quarter, compared with 4.4% in the first quarter. Austria, Belgium, Denmark, Greece, Finland, Italy, the Netherlands, Norway and Sweden performed stronger than the first quarter, with France, Portugal and Spain more difficult. Net sales also improved over the first quarter, with like-for-like growth of 6.2%, compared with 2.3% in the first quarter, following a similar pattern to the growth in revenue.

Asia Pacific, Latin America, Africa & the Middle East and Central & Eastern Europe, revenue growth was the same as the first quarter, at 3.4% like-for-like, but net sales improved markedly, up 3.8%, compared with 3.0% in the first quarter, on the same basis. Revenue growth in Latin America and Central & Eastern Europe showed an improving trend, with Asia Pacific, Africa and the Middle East slower. Net sales growth showed a similar trend to revenue, although Asia Pacific and the Middle East showed stronger comparative growth than revenue. In South East Asia, India, the Group’s second largest market in the region, remains a shining beacon, with like-for-like net sales growth over 17% in the second quarter. Indonesia, Japan, the Philippines, Singapore, Thailand and Vietnam all grew net sales well above the average, but Greater China remains sluggish. Net sales growth in the BRICs (Brazil, Russia, India, China) improved significantly in the second quarter, with all the major countries, except China, improving.

In Central & Eastern Europe, like-for-like net sales grew strongly in the second quarter, up over 10%, with Croatia, Hungary, Poland, Romania, Russia and the Ukraine improving over the first quarter, and with the Czech Republic slightly slower. Sadly, the Group’s media measurement business in Russia was effectively expropriated by a recent Act passed by the Duma and control sold after the half-year end to a State controlled research institute.

Primarily reflecting the usually lower first-half seasonal pattern, the continued higher growth rates in the mature markets, and generally weaker foreign exchange rates in so called faster growth markets, only 28.7% of the Group’s net sales came from Asia Pacific, Latin America, Africa & the Middle East and Central & Eastern Europe, against the Group’s revised and strengthened strategic objective of 40-45% over the next four to five years. This was down on the same period last year, but up over one percentage point compared with the first quarter, reflecting in part the merger of most of the Group’s Australian and New Zealand assets with STW Communications Group Limited in Australia. The re-named WPP AUNZ became a listed subsidiary of the Group on 8 April 2016.

Business sector review

The pattern of revenue and net sales growth also varied by communications services sector and operating brand. The following tables give details of revenue and net sales, revenue and net sales growth, as well as the proportion of Group revenue and net sales by communications services sector for the second quarter and first half of 2016. Headline PBIT and net sales margin by communications services sector are provided in note 6 of Exhibit 2.

Revenue analysis

	Three months ended 30 June 2016	Reported revenue change three months ended 30 June 2016	Constant currency revenue change three months ended 30 June 2016	Like-for-like revenue change three months ended 30 June 2016	As a % of total Group revenue three months ended 30 June 2016	Three months ended 30 June 2015	As a % of total Group revenue three months ended 30 June 2015
	£m					£m
AMIM[1]	1,576	12.4%	8.3%	5.4%	45.6%	1,402	45.9%
Data Inv. Mgt.[2]	652	5.8%	2.0%	-0.4%	18.8%	616	20.1%
PR & PA3	260	10.6%	5.3%	3.0%	7.5%	235	7.7%
BI, HC & SC4	972	21.0%	16.0%	3.4%	28.1%	803	26.3%
Total Group	3,460	13.2%	8.8%	3.5%	100.0%	3,056	100.0%

[1]	Advertising, Media Investment Management
[2]	Data Investment Management
[3]	Public Relations & Public Affairs
[4]	Branding & Identity, Healthcare and Specialist Communications

	Six months ended 30 June 2016	Reported revenue change six months ended 30 June 2016	Constant currency revenue change six months ended 30 June 2016	Like-for-like revenue change six months ended 30 June 2016	As a % of total Group revenue six months ended 30 June 2016	Six months ended 30 June 2015	As a % of total Group revenue six months ended 30 June 2015
	£m					£m
AMIM	2,963	12.3%	9.6%	6.6%	45.4%	2,638	45.2%
Data Inv. Mgt.	1,244	5.9%	3.5%	0.0%	19.0%	1,174	20.1%
PR & PA	499	8.8%	4.7%	2.7%	7.6%	459	7.9%
BI, HC & SC	1,830	16.7%	13.1%	4.0%	28.0%	1,568	26.8%
Total Group	6,536	11.9%	8.9%	4.3%	100.0%	5,839	100.0%

Net sales analysis

	Three months ended 30 June 2016	Reported net sales change three months ended 30 June 2016	Constant currency net sales change three months ended 30 June 2016	Like-for-like net sales change three months ended 30 June 2016	As a % of total Group net sales three months ended 30 June 2016	Three months ended 30 June 2015	As a % of total Group net sales three months ended 30 June 2015
	£m					£m
AMIM[1]	1,301	12.2%	8.3%	5.8%	43.7%	1,160	44.3%
Data Inv. Mgt.[2]	489	8.8%	5.1%	2.0%	16.4%	450	17.1%
PR & PA3	256	10.8%	5.5%	3.2%	8.6%	231	8.8%
BI, HC & SC4	932	19.4%	14.5%	3.7%	31.3%	781	29.8%
Total Group	2,978	13.6%	9.4%	4.3%	100.0%	2,622	100.0%

[1]	Advertising, Media Investment Management
[2]	Data Investment Management
[3]	Public Relations & Public Affairs
[4]	Branding & Identity, Healthcare and Specialist Communications

	Six months ended 30 June 2016	Reported net sales change six months ended 30 June 2016	Constant currency net sales change six months ended 30 June 2016	Like-for-like net sales change six months ended 30 June 2016	As a % of total Group net sales six months ended 30 June 2016	Six months ended 30 June 2015	As a % of total Group net sales six months ended 30 June 2015
	£m					£m
AMIM	2,423	9.1%	6.7%	4.6%	43.3%	2,221	44.1%
Data Inv. Mgt.	922	7.6%	5.1%	1.0%	16.5%	857	17.0%
PR & PA	490	8.9%	4.8%	2.8%	8.8%	450	8.9%
BI, HC & SC	1,759	16.3%	12.8%	4.4%	31.4%	1,513	30.0%
Total Group	5,594	11.0%	8.1%	3.8%	100.0%	5,041	100.0%

Advertising and Media Investment Management

As in the first quarter, Advertising and Media Investment Management remains the strongest performing sector. Like-for-like revenue grew by 5.4% in the second quarter, slower than the 7.9% seen in the first quarter, with a reduction in the growth rate in North America. However, like-for-like net sales growth was 5.8%, compared with 3.4% in the first quarter, as the Group’s investment in technology had an increasingly positive impact on net sales. The rate of growth in the Group’s advertising businesses improved in the second quarter, with North America, the United Kingdom, Western Continental Europe and the Middle East showing an improving trend, but overall remains challenging.

The Group gained a total of £1.930 billion ($2.992 billion) in net new business wins (including all losses and excluding retentions) in the first half, a significant increase compared to £1.301 billion ($2.082 billion) in the same period last year. Of this, J. Walter Thompson Company, Ogilvy & Mather Worldwide, Y&R and Grey generated net new business billings of £637 million ($987 million). Also, out of the Group total, GroupM, the Group’s Media Investment Management company (which includes Mindshare, MEC, MediaCom, Maxus, GroupM Search, Xaxis and Essence), together with tenthavenue, generated net new business billings of £958 million ($1.485 billion).

On a reportable basis, net sales margins continued to improve, up 0.3 margin points to 15.2%.

Data Investment Management

On a like-for-like basis, data investment management revenue fell 0.4% in the second quarter, compared with growth of 0.5% in the first quarter, with all regions, except North America and Asia Pacific slower than the first quarter. However, like-for-like net sales grew 2.0%, compared with -0.1% in the first quarter, with all regions, except the United Kingdom, which was flat, showing net sales growth. Latin America grew over 5% with Asia Pacific up almost 4%. Net sales margins improved strongly by 1.8 margin points, reflecting both good cost control and the benefit of the restructuring actions taken in 2014 and 2015.

Public Relations and Public Affairs

Public Relations and Public Affairs like-for-like revenue increased 3.0% in the second quarter, compared with 2.3% in the first quarter. Like-for-like net sales showed a similar pattern, up 3.2% in the second quarter, compared with 2.3% in the first quarter, with all regions showing growth, particularly in Asia Pacific, Latin America and Africa. Cohn & Wolfe and parts of the specialist public relations and public affairs businesses in the United States and Germany performed particularly well. Net sales margins fell slightly, down 0.3 margin points, although H+K Strategies, Ogilvy Public Relations, Cohn & Wolfe and the specialist public relations companies in this sector showed improved margins in the first half.

Branding and Identity, Healthcare and Specialist Communications

At the Group’s Branding & Identity, Healthcare and Specialist Communications businesses (including direct, digital and interactive) like-for-like net sales grew 3.7% in the second quarter, compared with 5.2% in the first quarter. The Group’s Branding & Identity and Direct, Digital and Interactive businesses grew strongly in the second quarter, with parts of the Group’s healthcare businesses in the United States and Specialist Communications businesses in Asia Pacific slower. Net sales margins for this sector, as a whole, were up 0.2 margin points, with branding & identity and direct, digital and interactive margins up strongly, but with pressure in healthcare and specialist communications. Like-for-like, digital revenue now accounts for over 38% of Group revenue, up 1.0 percentage point from the previous year and grew by 7.2% in the first half with net sales up 7.1%.

Cash flow and Balance Sheet

The Group’s unaudited cash flow statement, balance sheet and notes as at 30 June 2016 are provided in Exhibit 2.

In the first half of 2016, operating profit was £554 million, non-cash exceptional losses £103 million, depreciation, amortisation and impairment £199 million, non-cash share-based incentive charges £52 million, net interest paid £81 million, tax paid £250 million, capital expenditure £143 million and other net cash inflows £25 million. Free cash flow available for working capital requirements, debt repayment, acquisitions, share re-purchases and dividends was, therefore, £459 million.

This free cash flow was absorbed by £226 million in net cash acquisition payments and investments (of which £21 million was for earnout payments with the balance of £205 million for investments and new acquisitions payments) and £197 million in share re-purchases, a total outflow of £423 million. This resulted in a net cash inflow of £36 million, before any changes in working capital and also reflects our strategic objectives of investing approximately £300-£400 million annually in acquisitions and investments and executing share buy-backs of 2-3% of the issued share capital.

In line with the Group’s strategic focus on new markets, new media and data investment management, the Group completed 36 transactions in the first six months; 13 acquisitions and investments were in new markets and 23 in quantitative and digital. Of these, 9 were driven by individual client or agency needs and 9 were in both new markets and quantitative and digital.

Specifically, in the first six months of 2016, acquisitions and increased equity stakes have been completed in advertising and media investment management in the United Kingdom; in data investment management in the United States, Denmark, Greece, India and New Zealand; in public relations and public affairs in Canada, Switzerland, Turkey and Brazil; in branding & identity in the Netherlands; in direct, digital and interactive in the United States, the United Kingdom, Germany, China, Singapore, South Korea, Brazil, Colombia and Mexico; in healthcare in the United States; in sports marketing in the United States.

A further 6 acquisitions and investments were made in July and August, with two in advertising and media investment management in Turkey and Ecuador; and four in direct, digital and interactive in the United States, France, Turkey and China.

Net debt at 30 June 2016 was £4.249 billion, compared to £3.383 billion on 30 June 2015, an increase of £866 million. Average net debt in the first six months of 2016 was £3.986 billion, compared to £3.374 billion in 2015, at 2016 exchange rates. This represents an increase of £612 million. The increased average and period end net debt figures reflect significant net acquisition payments and share repurchases of £831 million, and a weakened pound sterling, offsetting a relative improvement in working capital.

The Board continues to examine the allocation of its headline EBITDA of over £2.1 billion or over $2.7 billion, for the preceding twelve months and substantial free cash flow of over £1.2 billion, or over $1.6 billion per annum, also for the previous twelve months, to enhance share owner value. Headline EBITDA for the preceding twelve months is computed using the headline EBITDA metrics included on pages 12-13 (£2,002.4 million less £782.0 million plus £889.2 million) and free cash flow for the previous twelve months is computed using the free cash flow metrics included on page 14 (£1,263.4 million less £492.3 million plus £459.4 million). The Group’s current market capitalisation of £22.431 billion ($29.586 billion) implies a headline EBITDA multiple of 10.6 times, on the basis of the trailing 12 months headline EBITDA to 30 June 2016. Including net debt at 30 June of £4.249 billion, the Group’s enterprise value to headline EBITDA multiple is 12.6 times. The average net debt to headline EBITDA ratio is 1.89x, within the Group’s target range of 1.5-2.0x.

During the first six months of 2016, 12.5 million shares, or 1.0% of the issued share capital, were purchased at a cost of £197 million and an average price of £15.70 per share.

Client Development in the First Half of 2016

Including 100% of associates and investments, the Group has annual revenue of over $28 billion and over 200,000 full-time people in over 3,000 offices in 113 countries. The Group, therefore, has access to an unparalleled breadth and depth of marketing communications resources. It services 353 of the Fortune Global 500 companies, all 30 of the Dow Jones 30, 74 of the NASDAQ 100 and 781 national or multi-national clients in three or more disciplines. 494 clients are served in four disciplines and these clients account for almost 52% of Group revenue. This reflects the increasing opportunities for co-ordination between activities, both nationally and internationally. The Group also works with 400 clients in 6 or more countries. The Group estimates that well over a third of new assignments in the first half of the year were generated through the joint development of opportunities by two or more Group companies. Horizontality, or making sure our people in different disciplines work together for the benefit of clients, is clearly becoming an increasingly important part of client strategies, particularly as they continue to invest in brand in slower-growth markets and both capacity and brand in faster-growth markets.

Trend Information

The discussion below includes forward-looking statements regarding plans, objectives, projections and anticipated future performance based on assumptions that are subject to risks and uncertainties. As such, actual results or outcomes may differ materially from those discussed in the forward-looking statements. See “Forward-Looking Statements” elsewhere in this report on Form 6-K.

In July, like-for-like revenue and net sales were up 4.6% and 1.9% respectively. All regions and sectors (except Data Investment Management) were positive, and showed a similar pattern to the first half, with Advertising, Media Investment Management, Public Relations and Public Affairs and Specialist Communications (including Direct, Digital and Interactive) up strongly. The United Kingdom was stronger than the previous quarter, perhaps reflecting a post-Brexit vote recovery, driven by a weaker pound sterling. Cumulative like-for-like revenue and net sales growth for the first seven months of 2016 is now 4.3% and 3.5% respectively. The Group’s quarter 2 revised forecast, having been reviewed at the parent company level in the first half of August, indicates full year like-for-like revenue growth of well over 3% and net sales growth of over 3%, and a slightly weaker second half, partly reflecting more difficult comparatives in 2015 and the usual fourth quarter conservatism.

NON-GAAP INFORMATION

As introduced on page 1, the following metrics are the Group’s Non-GAAP measures.

Constant currency

The Company’s reporting currency is the UK pound sterling. However, the Company’s significant international operations give rise to fluctuations in foreign exchange rates. To neutralize foreign exchange impact and to better illustrate the underlying change in revenue and profit from one year to the next, the Company has adopted the practice of discussing results in both reportable currency (local currency results translated into pounds sterling at the prevailing foreign exchange rate) and constant currency.

The Group uses US dollar-based, constant currency models to measure performance. These are calculated by applying budgeted 2016 exchange rates to local currency reported results for the current and prior year. This gives a US dollar-denominated income statement which excludes any variances attributable to foreign exchange rate movements.

Pro-forma (‘like-for-like’)

Management believes that discussing like-for-like provides a better understanding of the Company’s performance and trends because it allows for more meaningful comparisons of current period to that of prior periods.

Pro-forma comparisons are calculated as follows: current year, constant currency actual results (which include acquisitions from the relevant date of completion) are compared with prior year, constant currency actual results, adjusted to include the results of acquisitions for the commensurate period in the prior year. The Group uses the terms ‘pro-forma’ and ‘like-for-like’ interchangeably.

The following table reconciles reported revenue and net sales growth for the three month and six month periods ended 30 June 2016 and 2015, to like-for-like revenue and net sales growth for the same periods.

	Three months ended 30 June		Six months ended 30 June		Three months ended 30 June		Six months ended 30 June
	Revenue		Revenue		Net Sales		Net Sales
	£m		£m		£m		£m
2015 Reported	3,056		5,839		2,622		5,041
Impact of exchange rate changes	134	4.4%	175	3.0%	110	4.2%	146	2.9%
Changes in scope of consolidation	163	5.3%	271	4.6%	133	5.1%	215	4.3%
Like-for-like growth	1017	3.5%	251	4.3%	113	4.3%	192	3.8%
2016 Reported	3,460	13.2%	6,536	11.9%	2,978	13.6%	5,594	11.0%

Headline PBIT

Headline PBIT is one of the metrics that management uses to assess the performance of the business.

Headline PBIT is calculated as profit before finance income/costs and revaluation of financial instruments, taxation, gains/losses on disposal of investments and subsidiaries, investment write-downs, goodwill impairment and other goodwill write-downs, amortisation and impairment of acquired intangible assets, Group restructuring costs, IT asset write downs, share of exceptional gains/losses of associates and gains/losses on remeasurement of equity interest on acquisition of controlling interest.

A tabular reconciliation of profit before interest and taxation to headline PBIT is provided in note 19 of the unaudited condensed consolidated interim financial statements of the Company, which appear in Exhibit 2.

Net sales margin

Given the significance of Data Investment Management revenues to the Group, with none of the direct competitors present in that sector, net sales and net sales margin are more meaningful measures of comparative, competitive revenue growth and margin performance. This is because Data Investment Management revenues include pass-through costs, principally for data collection, on which no margin is charged and with the growth of the internet, the process of data collection becomes more efficient. In addition, the Group’s Media Investment Management sub-sector is increasingly buying digital media for its own account and, as a result, the subsequent billings to clients have to be accounted for as revenue, as well as billings.

Net sales margin is calculated as headline PBIT (defined above) as a percentage of net sales.

Headline PBT

Headline PBT is one of the metrics that management uses to assess the performance of the business.

Headline PBT is calculated as profit before taxation, gains/losses on disposal of investments and subsidiaries, investment write-downs, goodwill impairment and other goodwill write-downs, amortisation and impairment of acquired intangible assets, Group restructuring costs, IT asset write downs, share of exceptional gains/losses of associates, gains/losses arising from the revaluation of financial instruments, and gains/losses on remeasurement of equity interest on acquisition of controlling interest.

A tabular reconciliation of profit before taxation to headline PBT is shown below.

	Six months ended 30 June 2016	Six months ended 30 June 2015	Year ended 31 December 2015
	£m	£m	£m
Profit before taxation	425.1	709.7	1,492.6
Amortisation and impairment of acquired intangible assets	77.6	66.7	140.1
Goodwill impairment	—	—	15.1
Gains on disposal of investments and subsidiaries	(19.5)	(91.9)	(131.0)
Losses/(gains) on re-measurement of equity interest on acquisition of controlling interest	38.9	(140.2)	(165.0)
Investment write-downs	83.3	—	78.7
Restructuring costs	10.5	21.2	106.2
IT asset write-downs	—	—	29.1
Share of exceptional losses of associates	8.4	8.4	21.8
Revaluation of financial instruments	65.4	21.8	34.7
Headline PBT	689.7	595.7	1,622.3

Headline EBITDA

Headline EBITDA is a key metric that private equity firms, for example, use for valuing companies, and is one of the metrics that management uses to assess the performance of the business.

Headline EBITDA is calculated as profit before finance income/costs and revaluation of financial instruments, taxation, investment gains/losses and write-downs, goodwill impairment and other goodwill write-downs, amortisation and impairment of intangible assets, IT asset write-downs, share of exceptional losses/gains of associates, depreciation of property, plant and equipment and gains/losses on remeasurement of equity interest on acquisition of controlling interest and Group restructuring costs.

A tabular reconciliation of profit before interest and taxation for the period to headline EBITDA is shown below.

	Six months ended 30 June 2016	Six months ended 30 June 2015	Year ended 31 December 2015
	£m	£m	£m
Profit before interest and taxation for the period	569.5	804.9	1,679.0
Amortisation and impairment of acquired intangible assets	77.6	66.7	140.1
Depreciation of property, plant and equipment	102.6	97.5	194.7
Amortisation of other intangible assets	17.9	15.4	33.7
Goodwill impairment	—	—	15.1
Gains on disposal of investments and subsidiaries	(19.5)	(91.9)	(131.0)
Losses/(gains) on re-measurement of equity interest on acquisition of controlling interest	38.9	(140.2)	(165.0)
Investment write-downs	83.3	—	78.7
Restructuring costs	10.5	21.2	106.2
IT asset write-downs	—		29.1
Share of exceptional losses of associates	8.4	8.4	21.8
Headline EBITDA	889.2	782.0	2,002.4

Headline operating costs

Headline operating costs is one of the metrics that management uses to assess the performance of the business.

Headline operating costs is calculated as operating costs excluding goodwill impairment, amortisation and impairment of acquired intangibles, gains/losses on disposal of investments and subsidiaries, investment write-downs, gains/losses on remeasurement of equity interest on acquisition of controlling interest, Group restructuring costs and IT asset write-downs.

	Six months ended 30 June 2016	Six months ended 30 June 2015	Year ended 31 December 2015
	£m	£m	£m
Operating costs	5,040.2	4,251.8	8,892.3
Amortisation and impairment of acquired intangible assets	(77.6)	(66.7)	(140.1)
Goodwill impairment	—	—	(15.1)
Gains on disposal of investments and subsidiaries	19.5	91.9	131.0
(Losses)/gains on remeasurement of equity interest on acquisition of controlling interest	(38.9)	140.2	165.0
Investment write-downs	(83.3)	—	(78.7)
Restructuring costs	(10.5)	(21.2)	(106.2)
IT asset write-downs	—	—	(29.1)
Headline operating costs	4,849.4	4,396.0	8,819.1

Billings

Billings is one of the metrics that management uses to assess the performance of the business.

Billings comprise the gross amounts billed to clients in respect of commission-based/fee-based income together with the total of other fees earned.

Estimated net new billings

Estimated net new billings is one of the metrics that management uses to assess the performance of the business.

Estimated net new billings represent the estimated annualised impact on billings of new business gained from both existing and new clients, net of existing client business lost. The estimated impact is based upon initial assessments of the clients’ marketing budgets, which may not necessarily result in actual billings of the same amount.

Free cash flow

The Group bases its internal cash flow objectives on free cash flow. Management believes free cash flow is meaningful to investors because it is the measure of the Company’s funds available for acquisition related payments, dividends to shareowners, share repurchases and debt repayment. The purpose of presenting free cash flow is to indicate the ongoing cash generation within the control of the Group after taking account of the necessary cash expenditures of maintaining the capital and operating structure of the Group (in the form of payments of interest, corporate taxation and capital expenditure). Net working capital movements are excluded from this measure since these are principally associated with our media buying activities on behalf of clients and are not necessarily within the control of the Group. This computation may not be comparable to that of similarly titled measures presented by other companies.

Free cash flow is calculated as net cash flow from operating activities plus proceeds from the issue of shares, proceeds from the disposal of property, plant and equipment, movements in working capital and provisions, less purchases of property, plant and equipment, purchases of other intangible assets and dividends paid to non-controlling interests in subsidiary undertakings.

A tabular reconciliation of net cash inflow/(outflow) from operating activities to free cash flow is shown below:

	Six months ended 30 June 2016	Six months ended 30 June 2015	Year ended 31 December 2015
	£m	£m	£m
Net cash inflow/(outflow) from operating activities	66.2	(180.7)	1,359.9
Share option proceeds	5.3	5.4	27.6
Proceeds on disposal of property, plant and equipment	9.7	11.2	13.4
Movements in working capital and provisions	555.8	772.2	164.1
Purchases of property, plant and equipment	(126.7)	(73.1)	(210.3)
Purchase of other intangible assets (including capitalised computer software)	(15.9)	(17.0)	(36.1)
Dividends paid to non-controlling interests in subsidiary undertakings	(35.0)	(25.7)	(55.2)
Free cash flow	459.4	492.3	1,263.4

Net debt and average net debt

Management believes that net debt and average net debt are appropriate and meaningful measures of the debt levels within the Group. This is because of the seasonal swings in our working capital generally, and those resulting from our media buying activities on behalf of our clients in particular, together with the fact that we choose for commercial reasons to locate the debt of the Group in particular countries and leave cash resources in others—though our cash resources could be used to repay the debt concerned.

Net debt at a period end is calculated as the sum of the net bank borrowings of the Group, derived from the cash ledgers and accounts in the balance sheet. Average net debt is calculated as the average daily net borrowings of the Group, derived from the Group’s automated banking system.

The following table is an analysis of net debt:

	30 June 2016	30 June 2015	31 December 2015
	£m	£m	£m
Cash and short-term deposits	2,147.4	1,353.0	2,382.4
Bank overdrafts and loans due within one year	(1,057.2)	(518.7)	(932.0)
Bonds and bank loans due after one year	(5,339.1)	(4,217.0)	(4,661.2)
Net debt	(4,248.9)	(3,382.7)	(3,210.8)